Filed by ConocoPhillips

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Marathon Oil Corporation

Commission File No.: 001-05153

Registration No.: 333-280448

Date: August 1, 2024

[The following are excerpts of a transcript of ConocoPhillips' Q2 2024 earnings call held on August 1, 2024.]

Call Participants

EXECUTIVES

Andrew M. O’Brien
Senior Vice President of Strategy,
Commercial, Sustainability & Technology

Kirk L. Johnson
Senior Vice President of Global Operations

Nicholas G. Olds
Executive Vice President of Lower 48

Phil Gresh

Ryan M. Lance
Chairman & CEO

William L. Bullock
Executive VP & CFO

ANALYSTS

Douglas George Blyth Leggate
Wolfe Research, LLC

John Macalister Royall
JPMorgan Chase & Co, Research Division

Joshua Ian Silverstein
UBS Investment Bank, Research Division

Kaleinoheaokealaula Scott Akamine
BofA Securities, Research Division

Kevin Moreland MacCurdy
Pickering Energy Partners Insights
Leo Paul Mariani
ROTH MKM Partners, LLC, Research Division

Neal David Dingmann
Truist Securities, Inc., Research Division

Neil Singhvi Mehta
Goldman Sachs Group, Inc., Research Division

Paul Cheng
Scotiabank Global Banking and Markets, Research Division

Robert Alan Brackett
Sanford C. Bernstein & Co., LLC., Research Division

Roger David Read
Wells Fargo Securities, LLC, Research Division

Ryan M. Todd
Piper Sandler & Co., Research Division

Scott Michael Hanold
RBC Capital Markets, Research Division

Stephen I. Richardson
Evercore ISI Institutional Equities, Research Division

Wei Jiang
Barclays Bank PLC, Research Division

Presentation

Ryan M. Lance

Chairman & CEO

[…]

Now regarding our planned acquisition of Marathon Oil, we remain very excited about this transaction, and integration planning activities are underway to ensure a seamless transition upon close. The Marathon Oil shareholder vote has been set for August 29, and we are working through the FTC's second request that we received in mid-July. We still expect to close the transaction late in the fourth quarter.

[…]

Question and Answer

[…]

Neil Singhvi Mehta

Goldman Sachs Group, Inc., Research Division

My question is just around everything buyback. So if you could just talk about the share repurchase strategy and remind us, between now and August 29, you're probably going to be out in the market. But your commitment to come back in the back half of the year and get to that over $9 billion -- at or above the $9 billion capital return number, so your perspective on taking advantage just on the volatility and as you plan for the back half as it relates to share repurchases.

[…]

Ryan M. Lance

Chairman & CEO

[…]

So with the -- and why we're excited about the Marathon transaction is, there's just going to be -- we're going to be bigger, but we're going to be better. And we're going to have more free cash flow. And we're going to have more funds to distribute back to our shareholders. And we'll retire the shares, as I said in my opening comments, 2 to 3 years, just based on our plans as we see it today.

So this is an important question. It probably got some undercurrent around the share price performance, which we're not pleased with as well, but we're determined to be back in the market as soon as we can, and then buy back the shares to hit our return of capital target for 2024.

[…]

Douglas George Blyth Leggate
Wolfe Research, LLC

[…]

My question, however, is on the deal you announced, while I was out, and more importantly, the tax benefits, but I don't think were really fleshed out on the Q&A. Marathon has a lot of legacy NOLs. And what I'm trying to understand is how you use that and whether or not that was incorporated into your risk view of synergies. And if not, what that could look like ultimately in terms of value?

William L. Bullock

Executive VP & CFO

Yes, sure. Doug, this is Bill. Yes, Marathon has, what, $2.8 billion of NOLs. As of the end of the year last year of December 31, 2023, that's a tax-affected value of about $600 million. And we certainly expect that Marathon will be using a portion of those losses in 2024 prior to closing. But as you point out, that this is a stock transaction. As such, we'd be assuming Marathon's tax basis in its assets as well as any of those net operating losses that they have or NOLs.

And so just as a reminder, we're in a full tax cash-paying position right now. And at today's pricing, we would expect to be able to use any remaining NOLs within the first 3 years or so. And so what I think is important about this is that we don't consider NOLs as synergies. We tend to think about synergies as things that we're going to be taking action on, so we didn't bring the NOLs up as part of the deal announcement. But yes, tax benefits are certainly something we consider as part of this transaction. They are real value.

Andrew M. O’Brien

Senior Vice President of Strategy, Commercial, Sustainability & Technology

And Doug, this is Andy. And as Bill mentioned, we didn't include the NOLs as part of our synergies. But in terms of the synergy, things are progressing really well there, too. We remain very confident of achieving that $500 million synergy run rate within a year of closing, and we see upside to that number. So our activities are now progressing well. As we mentioned previously, we expect this to be a pretty seamless integration. We stood up our integration teams. They're focused on reviewing the organizational structures and systems so that we can be ready to close as soon as we get a go.

So there are some obvious G&A synergies, primarily focused on the back-office support, the corporate function duplication as well as system integrations. The other synergies that we're looking at are on the operating cost side of things. So there's clear adjacency of the operating areas, which is going to lead to efficiencies such as improved productive time of our field staff. We're also going to be able to rationalize the field office.

And on the capital side, we've been really digging in here, too. We've worked the cost-saving opportunities from several angles here. And a couple of examples would be our ability to run the consistent program of scale that's going to drive savings. As we look deeper, we see opportunities to bring the use of our super zippers and reroute frac operations to the Mountain Eagle's position. So on the synergy side of things, we're progressing really well. We're going to be ready to go day one as soon as the transaction closes.

Ryan M. Lance

Chairman & CEO

And I'd say, Doug, add just one last out. Well, I appreciate your comments on the dividend. Look, I'm probably the holdout on the team, given the history and having to make the decision back in 2016. So look, the company has gotten a lot bigger. We've gotten a lot better, and we've gotten a lot -- we've lowered our cost of supply, we've dramatically more resource, more free cash flow, more cash flow. It lowered prices as we've lowered our sustaining capital as well. Balance sheet's in great shape.

So it all lends itself to doing the dividend action that we're going to do in the fourth quarter, consistent with the close of the Marathon transaction, to your earlier comment. And lastly, on the -- we do this integration really well. Just look at our Concho experience, the Shell experience. We'll do this one really well, and we will over deliver on the synergies.

Forward-Looking Statements

This communication includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between ConocoPhillips (“ConocoPhillips”) and Marathon Oil Corporation (“Marathon”), future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of ConocoPhillips’ or Marathon’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, ConocoPhillips or Marathon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond ConocoPhillips’ or Marathon’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: ConocoPhillips’ ability to successfully integrate Marathon’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Marathon will be unable to retain and hire key personnel; the risk associated with Marathon’s ability to obtain the approval of its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment (and with respect to increases in ConocoPhillips’ share repurchase program, such increases are not intended to exceed shares issued in the transaction); the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of ConocoPhillips’ or Marathon’s common stock; risks that the proposed transaction disrupts current plans and operations of ConocoPhillips or Marathon and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; rating agency actions and ConocoPhillips’ and Marathon’s ability to access short- and long-term debt markets on a timely and affordable basis; changes in commodity prices, including a prolonged decline in these prices relative to historical or future expected levels; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from any ongoing military conflict, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure, or from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by Organization of Petroleum Exporting Countries and other producing countries and the resulting company or third-party actions in response to such changes; insufficient liquidity or other factors that could impact ConocoPhillips’ ability to repurchase shares and declare and pay dividends such that ConocoPhillips suspends its share repurchase program and reduces, suspends or totally eliminates dividend payments in the future, whether variable or fixed; changes in expected levels of oil and gas reserves or production; potential failures or delays in achieving expected reserve or production levels from existing and future oil and gas developments, including due to operating hazards, drilling risks or unsuccessful exploratory activities; unexpected cost increases, inflationary pressures or technical difficulties in constructing, maintaining or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics (such as COVID-19) and epidemics and any impacts or related company or government policies or actions; investment in and development of competing or alternative energy sources; potential failures or delays in delivering on ConocoPhillips’ current or future low-carbon strategy, including ConocoPhillips’ inability to develop new technologies; disruptions or interruptions impacting the transportation for ConocoPhillips’ or Marathon’s oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ or Marathon’s business, including any sanctions imposed as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; ConocoPhillips’ ability to collect payments when due, including ConocoPhillips’ ability to collect payments from the government of Venezuela or PDVSA; ConocoPhillips’ ability to complete any other announced or any other future dispositions or acquisitions on time, if at all; the possibility that regulatory approvals for any other announced or any future dispositions or any other acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of those transactions or ConocoPhillips’ remaining business; business disruptions following any announced or future dispositions or other acquisitions, including the diversion of management time and attention; the ability to deploy net proceeds from ConocoPhillips’ announced or any future dispositions in the manner and timeframe anticipated, if at all; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; the impact of competition and consolidation in the oil and gas industry; limited access to capital or insurance or significantly higher cost of capital or insurance related to illiquidity or uncertainty in the domestic or international financial markets or investor sentiment; general domestic and international economic and political conditions or developments, including as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; changes in fiscal regime or tax, environmental and other laws applicable to ConocoPhillips’ or Marathon’s businesses; disruptions resulting from accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cybersecurity threats or information technology failures, constraints or disruptions; and other economic, business, competitive and/or regulatory factors affecting ConocoPhillips’ or Marathon’s businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 and definitive proxy statement/prospectus relating to the transaction that were filed with the SEC describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 and definitive proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Marathon’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Marathon’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither ConocoPhillips nor Marathon undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips has filed with the SEC a registration statement on Form S-4, along with an amendment, which includes a proxy statement of Marathon that also constitutes a prospectus of ConocoPhillips common shares to be offered in the proposed transaction. The registration statement was declared effect on July 26, 2024, and ConocoPhillips filed a prospectus on July 29, 2024, and Marathon filed a definitive proxy statement on July 29, 2024. Marathon commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about July 29, 2024. Each of ConocoPhillips and Marathon may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the definitive proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Marathon has or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and definitive proxy statement/prospectus and other documents containing important information about ConocoPhillips, Marathon and the proposed transaction through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips are available free of charge on ConocoPhillips’ website at www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Marathon are available free of charge on Marathon’s website at www.ir.marathonoil.com or by contacting Marathon at 713-629-6600.

Participants in the Solicitation

ConocoPhillips, Marathon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips is set forth in (i) ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders, including under the headings “Executive Compensation”, “Item 1: Election of Directors and Director Biographies” (including “Related Party Transactions” and “Director Compensation”), “Compensation Discussion and Analysis”, “Executive Compensation Tables” and “Stock Ownership”, which was filed with the SEC on April 1, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000130817924000384/cop4258041-def14a.htm, (ii) ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 15, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000116316524000010/cop-20231231.htm and (iii) to the extent holdings of ConocoPhillips securities by its directors or executive officers have changed since the amounts set forth in ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0001163165&entityName=CONOCOPHILLIPS%2520(COP)%2520(CIK%25200001163165)). Information about the directors and executive officers of Marathon is set forth in (i) Marathon’s proxy statement for its 2024 annual meeting of stockholders, including under the headings “Proposal 1: Election of Directors”, “Director Compensation”, “Compensation Discussion and Analysis”, “Executive Compensation” and “Transactions with Related Persons”, which was filed with the SEC on April 10, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/101778/000010177824000082/mro-20240405.htm, (ii) Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 22, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/101778/000010177824000023/mro-20231231.htm, (iii) Marathon’s definitive proxy statement for the proposed transaction, including under the headings “Interests of Marathon Oil Directors and Executive Officers in the Merger”, “Treatment of Marathon Oil Equity Awards”, “Marathon Oil Corporation Officer Change in Control Severance Benefits Plan”, “2024 Annual Cash Bonus”, “Retention Program”, “Other Compensation Matters”, “Merger-Related Compensation”, “Potential Employment Arrangements with ConocoPhillips”, “Indemnification and Insurance”, and “Share Ownership of Certain Beneficial Owners and Management/Directors of Marathon Oil”, which was filed by Marathon with the SEC on July 29, 2024 and is available at https://www.sec.gov/Archives/edgar/data/101778/000110465924083181/tm2419062-1_defm14a.htm and (iv) to the extent holdings of Marathon securities by its directors or executive officers have changed since the amounts set forth in the definitive proxy statement for the proposed transaction, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000101778&entityName=MARATHON%2520OIL%2520CORP%2520(MRO)%2520(CIK%25200000101778)).